UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President, Associate General Counsel & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President, Associate General Counsel & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K and exhibit 99.1 hereto are incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-181552 and 333-189888) and the Registration Statements on Form S-8 (File Nos. 333-12036, 333-12050, 333-13052, 333-13112, 333-14144, 333-110953, 333-117922, 333-178350).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: December 5, 2013	By:	/s/ Janice R. Fukakusa

	Name:	Janice R. Fukakusa
	Title:	Chief Administrative Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated December 5, 2013